November 3, 2006

Mail Stop 4561

Curtis McWilliams
Chief Executive Officer
Trustreet Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801

Re: Trustreet Properties, Inc.
        Form 10-K for the year ended December 31, 2005
        Forms 10-Q for the quarters ended March 31 and June 30, 2006
        File No. 001-13089

Dear Mr. McWilliams:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief